CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	1,315,536
Prepaid expenses and other assets		5,697
Total Assets	$	1,321,233

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	7,544
Due to parent		60,892
Total Liabilities		68,436
STOCKHOLDER'S EQUITY		1,252,797
Total Liabilities and Stockholder's Equity	$	1,321,233

See accompanying notes.